UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

ICL GROUP LTD.

1.	Results of Extraordinary General Meeting of Shareholders

Item 1

Results of Extraordinary General Meeting of Shareholders

Further to the Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders (the "Meeting") furnished on a Report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”) on November 16, 2020, as amended and furnished on a Report on Form 6-K to the SEC on December 23, 2020, ICL Group Ltd. (the “Company”) hereby reports that each of the proposals on the agenda for the Meeting that was held today, January 5, 2021, which are listed below, were approved by the shareholders of the Company by the requisite majority:

1.	Re-election of Ruth Ralbag as an external director of the Company, within the meaning of the Israeli Companies Law, 1999, for an additional three-year term.

2.	Approval of the Renewed Management Services Agreement with Israel Corporation Ltd.

3.
Approval to extend the period for exemption from liability and indemnification undertakings under the Company's Letter of Exemption and Indemnification with directors who are office holders (within the meaning of the Israeli Companies Law, 1999) of Israel Corporation Ltd., who may serve from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: January 5, 2021